Exhibit (e)(2)

Amended Schedule A

To the Amended and Restated

Distribution Agreement

by and between

The Marsico Investment Fund

and

UMB Distribution Services, LLC

Name of Funds

The Marsico Focus Fund

The Marsico Growth Fund

The Marsico 21st Century Fund

The Marsico International Opportunities Fund

The Marsico Flexible Capital Fund